[MANATT, PHELPS & PHILLIPS, LLP LETTERHEAD]

VIA EDGAR AND OVERNIGHT MAIL

September 15, 2010

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChromaDex Corporation
Registration Statement on Form S-1
Filed August 18, 2010
Registration No. 333-168916

Dear Mr. Riedler:

On behalf of ChromaDex Corporation, a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-168916) (the “Registration Statement”), filed by the Company on August 18, 2010, together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Frank L. Jaksch, Jr. of the Company, dated August 30, 2010 (the “Commission’s Letter”).

For convenience of reference, the Staff’s comment contained in the Commission’s Letter is reprinted below in italics, and is followed by the corresponding response of the Company.

We have provided to you and Scot Foley a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on August 18, 2010.

General

1.	We note that two of your affiliates are selling common shares as part of this offering. Please indicate in your disclosure that Michael Brauser and Phillip Frost are each underwriters as that term is defined in the Securities Act of 1933.

In response to the Staff’s comment, the two selling stockholders referenced in the Staff’s comment have withdrawn their participation in the offering and are no longer named as selling stockholders in the Registration Statement.

Notwithstanding the deletion of those two selling stockholders from the registration statement, the Company intends to register the same aggregate number of shares of its

Mr. Jeffrey Riedler

Securities and Exchange Commission

September 15, 2010

common stock. As reflected in Amendment No. 1, the Company has reallocated the aggregate number of shares being registered on a pro rata basis among the remaining participating selling stockholders. This reallocation is being made consistent with the terms of the registration rights held by such persons. Therefore, Amendment No. 1 does not reflect any change to the aggregate number of shares being registered.

*         *         *

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 714-338-2710.

Very truly yours,

/s/ MATTHEW S. O’LOUGHLIN
Matthew S. O’Loughlin

cc:	Scot Foley, Division of Corporation Finance
Frank L. Jaksch, Jr.
Tom Varvaro
Craig D. Miller, Esq.